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                                  Filed by Florida Progress Corporation
                                  pursuant to Rule 425 under the
                                  Securities Act of 1933 and deemed
                                  filed pursuant to Rule 14a-6 of the
                                  Securities Exchange Act of 1934



                                  Subject company: Florida Progress Corporation Commission file no. 001-08349






                          Florida Progress Corporation
                         Carolina Power & Light Company



                              CREATE A POWERHOUSE



                                    Vote FOR


                           o A 30% stock premium*

                           o Dividend growth

                           o A super-regional utility

                           o A platform for growth


 * Over Florida Progress pre-announcement trading price, subject to adjustment


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Dear Shareholder,

We recently mailed to you proxy materials regarding our proposed combination with Carolina Power & Light Company. I encourage you to review the documents carefully, as they contain important and detailed information about this transaction and the related share exchange agreement.

I'm sure many of you are aware of the dramatic changes taking place in the utility industry today. Many companies have consolidated in order to achieve increased scale and scope, as well as expanded growth opportunities.

This combination is about maximizing shareholder value, both today and in the future, as our industry changes. By combining with Carolina Power & Light, we will create a larger and stronger company, better positioned to capitalize on rapid customer growth in the Southeast region and deliver increasing value to our shareholders.

Your board of directors believes that combining with Carolina Power & Light is in the best interests of Florida Progress shareholders and has unanimously approved the transaction and the related share exchange agreement.

We urge you to return the enclosed proxy card today with a vote FOR approval of the share exchange agreement. If you have any questions about the transaction, or need assistance in voting your shares, please call the firm helping us to solicit proxies: Innisfree M&A Incorporated. The call is toll-free at 877-750-5838.

Thank you for your support.

Sincerely,


Richard Korpan
Florida Progress Chairman, President & Chief Executive Officer




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A POWERFUL COMBINATION

On August 23, 1999, Florida Progress Corporation and Carolina Power & Light Company (CP&L) announced that their boards of directors had unanimously approved a combination of the two companies.

Under the terms of the share exchange agreement, which was subsequently amended on March 3, 2000, Florida Progress shareholders can elect to receive $54.00 in cash or CP&L Energy stock for each share of Florida Progress stock, subject to adjustment. $54.00 a share represents a 30% premium based upon the 20-day average trading price as of August 20, 1999. In addition, Florida Progress shareholders will receive one contingent value obligation for each share of Florida Progress stock.

The actual premium received is subject to adjustment based on CP&L Energy's stock price prior to closing. For example, if the closing occurred on June 16, 2000, Florida Progress shareholders, as a whole, would have received $52.41 per share, or a 26% premium over the pre-announcement trading price.

You'll find detailed information in the proxy statement that was previously mailed to you. If you have not received a copy of the proxy statement, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-750-5838.

This booklet offers a quick guide to the key facts and benefits of the proposed share exchange agreement.

Vote FOR

o   A 30% PREMIUM*

o   THE SHARE EXCHANGE AGREEMENT YOUR BOARD OF DIRECTORS ENDORSES

* Over pre-announcement trading price, subject to adjustment




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BIGGER. BETTER. STRONGER.


When CP&L and Florida Progress join forces, they will establish a major regional utility in the Southeast. The combined company will be able to take advantage of significant economies of scale and create a platform for accelerated earnings growth.

When you vote FOR, you create a company with:

o   2.8 million customers

o   Two of the highest customer growth areas in the country

o   Over 18,500 megawatts of combined generation capacity

o   7% - 8% projected annual EPS growth


Vote FOR A MORE POWERFUL COMPANY




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REASONS TO VOTE FOR:
PREMIUM, GROWTH & DIVIDENDS

SIGNIFICANT PREMIUM.
You will receive $54.00 per share in a combination of cash and CP&L Energy common stock, subject to adjustment -- an amount which represents a 30% premium over the pre-announcement trading price. In addition to the premium, you will receive one contingent value obligation for each share of Florida Progress stock. See page 5 for more detail.

EXPANDED PLATFORM FOR EPS GROWTH.
The combined company's projected EPS growth rate is 7% - 8%.

DIVIDEND POLICY.
35% of the consideration in the exchange will be paid in the form of CP&L Energy stock. We anticipate that CP&L Energy will continue Carolina Power & Light's current dividend policy, which has resulted in dividend increases for 17 of the past 18 years. We cannot assure you that this dividend policy will be in effect or remain unchanged after the share exchange.

Assuming the CP&L Energy dividend policy continues in effect, FPC shareholders receiving CP&L Energy stock will realize an increase in annual per share dividends as a result of the share exchange. Based on an exchange ratio of
1.1897 and CP&L's 2000 dividend of $2.06 per share, your new dividend would be $2.45 per share of Florida Progress stock exchanged for CP&L Energy stock -- a 10% increase over FPC's 2000 dividend of $2.22 per share. Given a 1.4543 exchange ratio, your new dividend would increase to $3.00 per share of Florida Progress stock exchanged for CP&L Energy stock -- an increase of 35%.

SOUTHEASTERN POWERHOUSE.
The combined company will be a major regional utility in the southeastern United States with two of the highest customer growth areas in the country.

Vote FOR A POWERFUL INVESTMENT




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TERMS OF THE SHARE EXCHANGE AGREEMENT

PREMIUM OFFER
You will receive $54.00 per share in cash, CP&L Energy stock or a combination, subject to adjustment. That represents a 30% premium based on the average trading price of Florida Progress common stock over the 20 days prior to August 20, 1999. The actual premium received over the pre-announcement trading price by Florida Progress shareholders as a whole will depend on CP&L Energy's stock price prior to closing.

STOCK COLLAR AND EXCHANGE RATIO
For shareholders receiving CP&L Energy stock, the exchange ratio will be between
1.1897 and 1.4543 shares of CP&L Energy stock for every share of FPC stock. This protective "collar" assures Florida Progress shareholders of receiving at least $54.00 worth of CP&L Energy stock for each Florida Progress share as long as CP&L Energy's stock price is greater than or equal to $37.13 during the 20-day pricing period prior to the closing.

CHOICE OF CASH OR STOCK, SUBJECT TO PRORATION
For your Florida Progress stock, you may choose to receive cash, or CP&L Energy stock, or a combination of stock and cash. After all Florida Progress shareholder elections have been tabulated, elections will be subject to allocation and proration to achieve a mix that is 65% cash and 35% CP&L Energy stock to Florida Progress shareholders, as a whole.

CONTINGENT VALUE OBLIGATION (CVO)
For every share of Florida Progress stock you own, you will also receive a CVO. Each CVO will represent the right to receive contingent payments based upon the net after-tax cash flows generated by four synthetic fuel plants purchased by Florida Progress in October 1999.

WALK-AWAY RIGHT
If the average CP&L stock price is less than $30.00 during the 20-day pricing period prior to the close of the transaction, Florida Progress is not obligated to complete the share exchange with CP&L.

TAXABILITY
Cash or stock, and CVOs received in this transaction are subject to federal income tax. We recommend that you review the proxy for more information and consult with your tax advisor.

PLANNED CLOSING DATE
The closing is planned to occur in the fall of 2000, after obtaining all necessary regulatory approvals.

MORE INFORMATION
You will find detailed information about the transaction in the proxy statement. If you have not yet received a copy of the proxy statement, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-750-5838. Once the share exchange agreement is approved, you will be sent information about how to convert your Florida Progress stock and receive your premium. PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME.

Vote FOR INCREASED SHAREHOLDER VALUE




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YOUR VOTE IS IMPORTANT!
Remember, not voting or abstaining has the same effect as a vote against the share exchange agreement.

VOTE BY MAIL.
Simply sign, date and return the enclosed proxy card in the postage-paid envelope provided.

VOTE ELECTRONICALLY.
Florida Progress has made telephone and Internet voting available to shareholders holding certificates in their own name. Many banks and brokers also have made these options available to their clients holding shares in Florida Progress.

Telephone and Internet voting is available 24 hours a day, 7 days a week. Please follow the easy instructions shown on the enclosed proxy form.

FOR ASSISTANCE IN VOTING YOUR SHARES:
Please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-750-5838.

REMEMBER:
If you do not respond, you will effectively be counted as a vote against.

Vote FOR




















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Your vote is important. Please Vote Today. FOR

For more information or assistance in voting your shares, please contact:
Innisfree M&A Incorporated. Toll-free at 877-750-5838.

This booklet contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of Federal and State regulators. Other factors include, but are not limited to, developments in the financial markets, economic and weather conditions affecting the demand for and supply of electricity, market conditions affecting the diversified businesses of both companies, successful cost containment efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports.

A copy of the Proxy Statement, which you should read because it contains important information, is available without charge at the Securities and Exchange Commission's web site at http://www.sec.gov, or by contacting Innisfree M&A Incorporated at 877-750-5838.


4400-REM1-00


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         In connection with the share exchange between CP&L Energy and Florida
Progress, CP&L Energy has filed a Registration Statement on Form S-4 and Florida Progress has filed a definitive proxy statement with the Securities Exchange Commission ("SEC"). WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC's web site at http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting those companies at the following address and telephone number:
Shareholder Relations, 411 Fayetteville Street, Raleigh, NC 27601, telephone:
(800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number:
Investor Services, P.O. Box 14042, St. Petersburg, FL 33733, telephone (800) 937-2840. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE SHARE EXCHANGE.

         CP&L Energy and Florida Progress officers, directors, employees and agents may be soliciting proxies from CP&L Energy and Florida Progress shareholders, respectively, in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the joint Proxy Statement/Prospectus filed by CP&L Energy and Florida Progress with the SEC.




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